2024 ANNUAL REPORT Chemung Financial Corporation

As New York State’s oldest independent community bank, it’s an honor to celebrate the vibrant history and roots of our institution and the communities around it. This year, we celebrate the Erie Canal’s bicentennial. The Canal runs throughout our bank's footprint, from Albany (Peebles Island, Waterford pictured right on the cover) through Syracuse and in Seneca Falls’ backyard (Seneca Canal, connecting the Erie Canal & Seneca Lake, pictured center on the cover) to Buffalo, where our newest division opened in Williamsville, NY (the left photo on the cover, where Lake Erie & the Erie Canal meet).

2 (in thousands, except per share data and employee count) Operating Results - Year Ended December 31: 2024 2023 % of Change Net interest income $74,059 $74,457 0.5% Provision (credit) for credit losses (1) (46) 3,262 N/M Other operating income: Wealth Management Group fee income 11,573 10,460 10.6% Other income 11,657 14,089 (17.3)% Other operating expenses 67,250 64,243 4.7% Income tax expense 6,414 6,501 (1.3)% Net income $23,671 $25,000 (5.3)% At Year End: Assets $2,776,147 $2,710,529 2.4% Loans, net of deferred loan fees 2,071,419 1,972,664 5.0% Allowance for credit losses 21,388 22,517 (5.0)% Deposits 2,396,883 2,429,427 (1.3)% Shareholders’ equity 215,309 195,241 10.3% Employees (full-time equivalent) 343 339 1.2% Share and Per Share Data: Net income 4.96 5.28 (6.1)% Book value, at year end 45.13 41.07 9.9% Tangible book value, at year end 40.55 36.48 11.2% Dividends declared 1.24 1.24 -- % Shares outstanding (average) 4,770 4,732 0.8% Ratios: Allowance for credit losses to total loans 1.03% 1.14% Return on average assets 0.86% 0.94% Return on average equity 11.53% 14.11% Return on average tangible equity 12.90% 16.09% Efficiency ratio (adjusted) 68.89% 66.20% Trust Assets Under Administration (market value): as Fiduciary $1,814,885 $1,775,452 2.2% as Custodian 397,079 466,913 (15.0)% $2,211,964 $2,242,365 (1.4)% Common Stock Market Prices and Dividends Paid During Past Two Years: December 31, 2024 High Low Dividends 4th Quarter $55.10 $46.30 $0.31 3rd Quarter 50.48 43.90 0.31 2nd Quarter 48.00 39.41 0.31 1st Quarter 49.94 41.21 0.31 December 31, 2023 High Low Dividends 4th Quarter $50.17 $39.00 $0.31 3rd Quarter 43.01 37.60 0.31 2nd Quarter 41.51 34.20 0.31 1st Quarter 52.65 41.50 0.31 Financial Highlights

3 Dear Shareholders, We are pleased to report that 2024 was a meaningful year for Chemung Financial Corporation. Continued loan growth, strong asset quality, and a record year from the Wealth Management Group all contributed to our success. Strategic initiatives played a crucial role in our accomplishments. We significantly expanded our presence in Western New York by opening a new regional banking center in Williamsville and launching the Canal Bank brand. We continued to improve customer experience, both digitally and in-person, and focused on making our operations more efficient. Most importantly, we attained these results while staying true to the client-first, purpose-driven focus that defines our community banking model. Financial Performance In 2024, Chemung Financial Corporation achieved net income of $23.7 million, or earnings of $4.96 per share. Effective management of our net interest margin was critical to driving sustainable growth, and maintaining robust liquidity ensured strength amid evolving market conditions. Our focus on this balance enabled us to deliver strong results to our shareholders. Year-over-year loan growth was strong, particularly in the commercial banking sector, where commercial and industrial loans grew by more than 13 percent. Our Capital Bank division continued its pattern of significant growth, with commercial loans exceeding $1.1 billion. This number is meaningful, with Capital Bank becoming the first division in the Corporation to reach $1 billion in this portfolio. Through the end of the third quarter in 2024, Capital Bank ranked fifth out of 21 banks in the region based on year-over-year growth in commercial and industrial loans, according to the Albany Business Review. Net interest income for the year totaled $74.1 million, compared to $74.5 million in 2023, a decrease of $0.4 million, or 0.5 percent. This decrease was primarily due to a 68-basis-point increase in interest paid on deposits, or $14.1 million, which included brokered deposits and deposit campaigns relating to certificates of deposit. This rise in interest expense was somewhat offset by the average yield on commercial loans increasing 37 basis points, and average yields on consumer loans and residential mortgages increasing 69 and 30 basis points respectively. Asset quality continues to be strong as the ratio of non-performing loans to total loans remained at historically low levels. Non-performing loans were $9.0 million at year end, or 0.43 percent of total loans, compared to $10.4 million, or 0.53 percent, at the end of 2023. With higher interest rates and a challenging economy, these numbers speak to the durability of communities and our credit standards. The Corporation’s primary generator of non-interest income is the Wealth Management Group (WMG). 2024 was a record year for revenue and new business, with WMG’s fee income increasing $1.1 million year-over-year. The increase in fee income was largely due to improvements in equity markets during 2024. Additionally, CFS Group, Inc., the Corporation’s brokerage arm, surpassed $1 million in revenue, and new business revenues for the division far exceeded expectations. Strategic Initiatives Growth in the Western New York region is a significant strategy of the Corporation. In 2024, we made meaningful progress on this approach when we opened a new regional banking center in Williamsville and launched the new Canal Bank brand. We recruited a Regional President for the division, as well as a strong team of seasoned commercial and retail bankers. Loan and deposit growth in the region validated our strategy as balance sheet growth exceeded expectations. We are strongly encouraged by the positive reaction the market has shown to our brand and our style of relationship-based community banking. Also in 2024, we evaluated our fee schedules across the lines of business. Our fees were compared closely against the market and important peer institutions. The research revealed a significant opportunity to bring our fees in-line with our competition, and we instituted new fee structures in most lines of business during the third quarter while maintaining value for our clients. We expect these changes will account for significant additional annual revenue for the bank going forward. 2024 Annual Letter to Shareholders

4 The Corporation continued to focus on customer experience in 2024. Although our names and brands differ significantly, we operate seamlessly as one cohesive banking family to provide the best experience for our customers. From a digital experience perspective, our goal was to provide our customers with a more unified and frictionless experience by rebranding our platform to GoBanking – The Digital Experience at Chemung, Capital, and Canal Banks. In 2025, we look forward to continuing the improvement of our digital platform by completing a significant upgrade to our GoBanking suite of online and mobile banking services for consumers and businesses, as well as a complete redesign of the Chemung Canal and Capital Bank websites. We believe these upgrades will be a significant step forward in remaining competitive with elevated market standards and customer-experience expectations. Operational Efficiency As always, the Corporation focused on expense containment and efficiencies throughout the year. We maintained a steady headcount despite regional growth in Western New York and continued to evaluate our branch distribution network to optimize costs. In 2024, we consolidated our Station Branch in Ithaca, realizing significant cost savings with minimal client disruption and displacement. We remain judicious with our staffing levels in the branch network as the industry trend of declining in-person transactions continues. In addition to staffing levels and distribution channels, the Corporation assessed its primary vendor relationships and outsourcing opportunities. After much research and thoughtful discussion, we began to outsource certain administrative functions to enhance our risk environment and reduce cost. Further, we negotiated a renewal to our contract with our core processor. These modifications will result in a meaningful reduction to non-interest expense for years to come. Finally, we continue to utilize Robotic Process Automations (RPAs) to reduce repetitive tasks and improve productivity. In 2024, our utilization of RPAs saved an estimated 7,200 hours in employee time. These initiatives, along with many others, will positively impact our efficiency ratio, but not at the expense of maintaining our commitment to a high level of customer experience. Colleagues & Community Commitment to our colleagues and our communities is a key priority. As discussed earlier, we managed our staffing levels throughout the year to maximize client experience and improve efficiency. We continued to invest in our teams by providing opportunities such as a mentoring program, educational programs, support for professional development, and Career Circles, which facilitate peer-to-peer mentoring. Additionally, the Bank remains consistent with its commitment to community-based organizations. We focus on supporting not-for-profit organizations, schools, and groups that meet the basic needs of people, provide financial literacy, and support economic growth. Last year, our employees proudly volunteered well over 13,000 hours, and we were pleased to invest nearly $600,000 into our communities through sponsorships and charitable contributions. Looking Ahead We approach 2025 with confidence. The potential for favorable tax reform and more sensible regulatory oversight is encouraging. Although the economic landscape continues to change quickly, we are secure in the resilience of our franchise and the strength of our community banking model. We will maintain our focus on key strategies to ensure consistent and sustainable performance: revenue growth, operational efficiencies, enhancing customer experience, and supporting our colleagues and communities. The Corporation is fortunate to have a dedicated and talented staff, as well as a seasoned Board of Directors to provide guidance and leadership. We appreciate the ongoing support of our shareholders, clients, employees, and the communities we serve, and we look forward to delivering meaningful results in the coming year. Anders M. Tomson President & CEO David J. Dalrymple Chairman of the Board

Anders M. Tomson President & CEO Chemung Financial Corporation, Chemung Canal Trust Company, & CFS Group, Inc. Raimundo C. Archibold, Jr. Managing Director, Schwartz Heslin Group, Inc. Ronald M. Bentley Retired President & CEO Chemung Financial Corporation, Chemung Canal Trust Company, & CFS Group, Inc. David M. Buicko President & CEO Galesi Group David J. Dalrymple Chairman of the Board Chemung Financial Corporation, Chemung Canal Trust Company, & CFS Group, Inc.; President Dalrymple Gravel & Contracting Robert H. Dalrymple Vice President & Secretary Dalrymple Holding Corporation President, Seneca Stone Corporation; Vice President, Chemung Contracting Corporation Richard E. Forrestel, Jr. Treasurer Cold Spring Construction Co. Denise V. Gonick Owner & Strategic Advisor Cross Sound Concepts Stephen M. Lounsberry III President Applied Technology Manufacturing Corporation Joseph F. Meade IV President & CEO Mercury Corporation Inc. Jeffrey B. Streeter President Streeter Associates G. Thomas Tranter, Jr. Retired President Corning Enterprises Thomas R. Tyrrell Vice President NFP Corporation This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. The Corporation intends its forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding the Corporation's expected financial position and operating results, the Corporation's business strategy, the Corporation's financial plans, forecasted demographic and economic trends relating to the Corporation's industry and similar matters are forward-looking statements. These statements can sometimes be identified by the Corporation's use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," or "intend." The Corporation cannot guarantee that its expectations in such forward-looking statements will turn out to be correct. The Corporation's actual results could be materially different from expectations because of various factors, including changes in economic conditions or interest rates, credit risk, 5 The Annual Meeting of Shareholders will be held virtually on Tuesday, June 3, 2025, at 2:00 p.m. Board of Directors

inflation, tariffs, cybersecurity risks, changes in FDIC assessments, bank failures, difficulties in managing the Corporation’s growth, competition, changes in law or the regulatory environment, and changes in general business and economic trends. Information concerning these and other factors can be found in the Corporation’s 2024 Annual Report on Form 10-K.These filings are available publicly on the SEC’s website at http:// www.sec.gov, on the Corporation’s website at http://www.chemungcanal.com or by written request to: Kathleen S. McKillip, Corporate Secretary, Chemung Financial Corporation, One Chemung Canal Plaza, Elmira, NY 14901. Except as otherwise required by law, the Corporation undertakes no obligation to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Form 10-K Annual Report: A copy of the Corporation’s Form 10-K Annual Report is available without charge to shareholders after April 23, 2025, upon written request to the Corporation’s secretary. A copy is also available on our Transfer Agent, Equiniti Trust Company’s website at www.astproxyportal.com/ast/01079. 6 Dale M. McKim III Executive Vice President Chief Financial Officer & Treasurer Kathleen S. McKillip Senior Vice President Corporate Secretary Executive Management Team Anders M. Tomson President & CEO Chemung Financial Corporation, Chemung Canal Trust Company, & CFS Group, Inc. Peter K. Cosgrove Executive Vice President Chief Credit Officer Vincent M. Cutrona President Canal Bank Division Daniel D. Fariello President Capital Bank Division Kimberly A. Hazelton Executive Vice President Retail Client Services Scott T. Heffner Senior Vice President Director of Marketing Jeffrey P. Kenefick President Chemung Canal Division Mary E. Meisner Executive Vice President Chief Risk Officer Monica L. Ridosh Senior Vice President Director of Human Resources Thomas W. Wirth Executive Vice President Wealth Management Group L. Dale Cole Executive Vice President Chief Information Officer

7 Carl Becker Vice President & Counsel The Windsor Companies Larry Becker Chief Operating Officer The Windsor Companies Kenneth Brownell Managing Director Vanguard-Fine, LLC Jonathan deForest President & Principal BBL Construction Services, LLC Michael Elmendorf President & CEO Associated General Contractors of NYS Paola Horvath Owner Orange Theory Fitness Gerald Jennings Former Mayor City of Albany Spencer Jones Senior Vice President, Operations Cass Hill Development Robert L. Kind Managing Shareholder Teal, Becker & Chiaramonte CPAs Raymond Kinley, Jr. Retired President & CEO Clough Harbour & Associates John Maloy Managing Partner James H. Maloy, Inc. Mark Rosen President Dawn Homes Management Jacqueline Rosetti-Falvey President Rosetti Properties Dean Rueckert Past President Rueckert Advertising Edward Trombly Partner Barclay Damon Laura Bennett Retail Lending Christopher Coletta Commercial Lending Catherine Crandall WMG Estate Administration Christopher Kelly WMG Retirement Services Elizabeth Kraus Commercial Lending Mark Lasch WMG Investment Services James Morton, IV WMG Investment Services Eric Spriegel Commercial Lending Joseph Tascone WMG Investment Services Thomas Whitaker Finance Michael Blatt WMG Investment Services Gregory Bruno Business Banking Peter Capozzola WMG Investment Services Christopher Conklin Information Security Alison Conklin-Devita Regulatory Risk Joshua Cukerstein Commercial Lending Bryce Cutler Business Banking Justin Faulkner CFS Group Shelby Fay WMG Investment Services Mark Fife Business Banking Yvette Francisco Loan Review Nathan Gage WMG Retirement Services Kari Guagenti Commercial Lending Kevin Harrigan Commercial Lending Darick Harriger Information Technology Michael Hart WMG Estate Administration James Hartle Branch Administration Kristen Henderson Operations & Technology Division Gregory Horton Finance Mary Keefe Business Services James Kresge Commercial Credit Danielle Krisko Commercial Lending Evan Maloney Commercial Lending Sarah Manasse Commercial Lending Mary Anne Narosky Business Client Services Michael Novotny Branch Administration Nino Pellegrino Business Banking Kathryn Rayne Finance Jennifer Sczepanski Branch Administration John Stempin Finance Gregory Stewart WMG Investment Services Billie Taft-Sitler Commercial Lending Schuyler Tilly Jr. Commercial Lending Kristina Vaselewski WMG Prestige Banking Patrick Ward WMG Prestige Banking Renée Wheeler Business Banking Cortni Wickham Commercial Credit Tyler Wilson Compliance Christina Allen Ithaca - Elmira Road Bruce Boughton Montour Falls & Watkins Glen Kevin Brimmer WMG Investment Services Dena Carrigan Horseheads Pamela Colomaio Bath & Corning Kathleen Cook Assistant Corporate Secretary Jennifer Cruise WMG Support Services Sarah Darling Human Resources Jebb Dennis Enterprise Project Management Austin Farrell WMG Estate Administration Deborah French Main Office Judith Frisk Arnot Road & Westside Michelle Goca Latham Tara Humphrey Loan Operations Tonya Johnson Regulatory Risk Carol Kane Southport Barbara Keller Indirect Lending Cassandra Kerr Williamsville Zachary Knapp Municipal Banking Megan Kozdemba Real Estate Lending Heather Machmer Commercial Lending Andrea McClure WMG Tax Services Julianne Meeker Information Technology Lenora Phillips Real Estate Lending Sarah Pitcher Seneca Falls & Grant Avenue Kyle Reyell Schenectady & Wolf Rd Jody Scott Elmira Heights Veronica Seymour Canton & Troy Connie Sibrava WMG Administration Sara Soprano WMG Retirement Services Charolette Truxal Binghamton & Vestal Mary Beth Uebrick Real Estate Lending Heidi Wahl WMG Estate Administration Tracey Wardwell Clifton Park & Wilton Sue Williams Owego & Waverly Sarah Williamson Business Services Lauren Zell WMG Retirement Services Jacob Aquilio Finance Wendy Bixler Logistical Support Heidi Cleary Resource Recovery Tonya DeLige Account Services Amy Fassett Real Estate Lending Erica Gaylord Branch Administration Jolie Guiles Contact Center Delores Hudson Regulatory Risk Jessica Khan Community Corners Alice Kiser Regulatory Risk Ashley Skiff Account Services Dana Stewart Business Services Andrew Stockwell Cortland Senior Vice Presidents Vice Presidents Assistant Vice Presidents Assistant Treasurers Capital Bank Advisory Board

Erie Canal
Williamsville
Seneca Falls
Auburn
Saratoga Springs
Clifton Park
Latham
Schenectady
Albany
Slingerlands
Cortland
Ithaca
Bath
Watkins Glen
Montour Falls
Corning
Horseheads
Owego
Binghamton
Southport
Elmira
Waverly
Vestal
NEW YORK
PENNSYLVANIA
Troy
Canton

Chemung Financial Corporation

2024 Annual Report

Chemung Canal Trust Company

CANAL BANK
A Division of Chemung Canal Trust Company

CAPITAL BANK
A division of Chemung Canal Trust Company

CFS GROUP, INC.